UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: January 31, 2006 Estimated average burden hours per response... ... ...15
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 1)*

1-800 Contacts, Inc.
(Name of Issuer) Common Stock, $.01 par value
(Title of Class of Securities) 681977104
(CUSIP Number) Frank LaGrange Johnson 1270 Avenue of the America, Suite 2200 New York, New York 10020 (212) 218-8091
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) October 26, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  X

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (1-06)

CUSIP No. 681977104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LaGrange Capital Partners, L.P. 1
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 1,344,290
8. Shared Voting Power 0
9. Sole Dispositive Power 1,344,290
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,290
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

________________________________
1 The general partner of LaGrange Capital Partners, L.P. is LaGrange Capital Management, L.L.C., a limited liability company organized under the laws of Delaware.  Frank LaGrange Johnson is the sole member of LaGrange Capital Management, L.L.C.

13.	Percent of Class Represented by Amount in Row (11) 9.59%[2]

14.	Type of Reporting Person (See Instructions) PN

___________________________________
2 Percentages are based on 14,012,169 shares of Common Stock outstanding as of August 4, 2006 (as set forth in the Issuer's Form 10-Q, filed August 10, 2006, with the Securities and Exchange Commission).

CUSIP No. 681977104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LaGrange Capital Partners Offshore Fund, Ltd.[3]
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 326,884
8. Shared Voting Power 0
9. Sole Dispositive Power 326,884
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,884
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

______________________
3 The investment manager of LaGrange Capital Partners Offshore Fund, Ltd. is LaGrange Capital Administration, L.L.C., a limited liability company organized under the laws of Delaware.  Frank LaGrange Johnson is the sole member of LaGrange Capital Administration, L.L.C.

13.	Percent of Class Represented by Amount in Row (11) 2.33%[4]
14.	Type of Reporting Person (See Instructions) PN
CUSIP No. 681977104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LaGrange Capital Administration, L.L.C. [5]
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 1,671,174
8. Shared Voting Power 0
9. Sole Dispositive Power 1,671,174
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,174

_______________________
4 Percentages are based on 14,012,169 shares of Common Stock outstanding as of August 4, 2006 (as set forth in the Issuer's Form 10-Q, filed August 10, 2006, with the Securities and Exchange Commission).
5 Frank LaGrange is the sole member of LaGrange Capital Administration, L.L.C.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.93%[6]
14.	Type of Reporting Person (See Instructions) PN
CUSIP No. 681977104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Frank LaGrange Johnson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 1,690,335[7]
8. Shared Voting Power 0
9. Sole Dispositive Power 1,690,335

________________________
6 Percentages are based on 14,012,169 shares of Common Stock outstanding as of August 4, 2006 (as set forth in the Issuer's Form 10-Q, filed August 10, 2006, with the Securities and Exchange Commission).
7 Includes 17,161 shares of Common Stock owned by Mr. Johnson that are currently being held in an individual retirement account and a personal trading account and 2,000 shares of Common Stock owned by Susan Ely Johnson, wife of Frank LaGrange Johnson, that are currently being held in an individual retirement account.  Mr. Johnson disclaims beneficial ownership of the shares of Common Stock held by his wife.

10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,690,335
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 12.06%[8]
14.	Type of Reporting Person (See Instructions) IN

Item 1: Security and Issuer

This statement relates to the Common Stock, par value $.01, the ("Common Stock") issued by 1-800 Contacts, Inc. (the "Issuer").  The principal executive offices of the Issuer is 66 E. Wadsworth Park, Draper, UT 84020.

Item 2: Identity and Background.

The Reporting Persons (as hereafter defined) are LaGrange Capital Partners, L.P., a Delaware Limited Partnership, ("LaGrange Capital"), LaGrange Capital Partners Offshore Fund, Ltd., a Cayman Islands Exempted Company ("LaGrange Offshore"), LaGrange Capital Administration, L.L.C., a Delaware Limited Liability Company ("LaGrange Administration") and Frank LaGrange Johnson, a citizen of the United States of America (collectively, the "Reporting Persons").

The principal business address of each of LaGrange Capital, LaGrange Offshore, and LaGrange Administration is 1270 Avenue of the Americas, Suite 2200, New York, New York 10020.

The name, citizenship, present principal occupation or employment and business address of each manager and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

____________________________
8 Percentages are based on 14,012,169 shares of Common Stock outstanding as of August 4, 2006 (as set forth in the Issuer's Form 10-Q, filed August 10, 2006, with the Securities and Exchange Commission).

Item 3:  Source and Amount of Funds or Other Consideration.

The source of funding for the purchase of these Shares was the general  working  capital of LaGrange Capital, LaGrange Offshore, and the funds from Mr. Johnson's brokerage account.

Item 4:  Purpose of Transaction

The Reporting Persons acquired shares of Common Stock of the Company for investment purposes in the ordinary course of their business.

The Reporting Persons have had discussions with directors and senior management of the Company concerning the Company's business and management and expect to continue to have such discussions in the future.  Frank LaGrange Johnson was appointed to the Company's board of directors on October 26, 2006.  In that capacity it is expected that Mr. Johnson will be involved in discussing and influencing the management and direction of the Company and its business and affairs on an ongoing basis, including regarding any or all of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

The Reporting Persons may purchase additional shares of Common Stock or dispose of any or all of the shares of Common Stock held by them in the future in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the prospects of the Company, the investment plans and objectives of the Reporting Persons and upon other developments, including general economic and stock market conditions.

Item 5:  Interest in Securities of the Issuer.

LaGrange Capital has sole voting power and sole dispositive power with regard to 1,344,290 shares of Common Stock.  LaGrange Offshore has sole voting power and sole dispositive power with regard to 326,884 shares of Common Stock.  LaGrange Administration has sole voting power and sole dispositive power with regard to 1,671,174 shares of Common Stock.  Frank LaGrange Johnson has sole voting power and sole dispositive power with regard to 1,690,335 shares of Common Stock.

The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise  indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.

Name	Date	Shares Purchased (Sold)	Price Per Share/ Exercise Price
LaGrange Capital Partners Offshore Ltd.	08/31/2006	109	$14.8889
LaGrange Capital Partners, L.P.	09/29/2006	1100	$14.91
LaGrange Capital Partners, L.P.	08/31/2006	450	$14.8889
Frank LaGrange Johnson	08/30/2006	1000	$14.75

Item 6:  Contracts, Arrangement, Understandings or Relationships with Respect to the Securities of the Issuer.

None.

Item 7:  Material to be Filed as Exhibits

Joint Filing Agreement of the Reporting Persons

SIGNATURE

February 23, 2007
(Date)
LaGrange Capital Partners, L.P.
By: LaGrange Capital Management, L.L.C., its General Partner
By: /s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

LaGrange Capital Partners Offshore Fund, Ltd.
By: LaGrange Capital Administration, L.L.C., its Investment Manager
By: /s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

LaGrange Capital Administration, L.L.C.
By: /s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

/s/ Frank LaGrange Johnson
Frank LaGrange Johnson

Exhibit 1

        JOINT FILING AGREEMENT

        In accordance with Rule  13d-1(k)(1)  under the Securities  Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including  amendments thereto) with respect to the Common  Stock of 1-800 Contacts, Inc. and  further  agree that this Joint  Filing  Agreement  be  included as an Exhibit to such joint  filings.  In evidence  thereof,  the undersigned,  being duly authorized,  have executed this Joint Filing Agreement this 22nd day of February, 2007.

February 23, 2007
(Date)
LaGrange Capital Partners, L.P.
By: LaGrange Capital Management, L.L.C., its General Partner
By: /s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

LaGrange Capital Partners Offshore Fund, Ltd.
By: LaGrange Capital Administration, L.L.C., its Investment Manager
By: /s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

LaGrange Capital Administration, L.L.C.
By: /s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

/s/ Frank LaGrange Johnson
Frank LaGrange Johnson

SCHEDULE A

        DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

        The following sets forth the name,  position,  and principal  occupation of each director and executive officer of each of the Reporting Persons.  Each such person  is a  citizen  of the  United  States of  America.  Except as  otherwise indicated,  the  business  address  of each  director  and  officer is c/o LaGrange Capital Partners, L.P., 1270 Avenue of the America, Suite 2200, New York, New York 10020. To the best of the Reporting Persons' knowledge,  except as set forth in this statement on Schedule 13D,  none of the  directors or executive  officers of the Reporting Persons own any Shares.

LaGrange Capital Partners, L.P.

NAME	TITLE

Frank LaGrange Johnson	Sole Member of LaGrange Capital Management, L.L.C., its General Partner

LaGrange Capital Partners Offshore Fund, Ltd.

NAME	TITLE

Frank LaGrange Johnson	Sole Member of LaGrange Capital Administration, L.L.C., its Investment Manager

LaGrange Capital Administration, L.L.C.

NAME

Frank LaGrange Johnson	Sole Member